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                             October 12, 2023

       Yung-Peng Chang
       Co-Chief Executive Officer
       Semilux International Ltd.
       4F., No. 32, Keya Rd., Daya Dist.
       Central Taiwan Science Park
       Taichung City 42881, Taiwan

                                                        Re: Semilux
International Ltd.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted September
15, 2023
                                                            CIK No. 0001990950

       Dear Yung-Peng Chang:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 filed September 15, 2023

       Q: Can the holders of Founder Shares redeem their Founder Shares..., page 22

   1. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration
provided in exchange for this agreement.
       Chenghe's Sponsor, directors or officers, TCO or their respective affiliates may elect to purchase shares or SPAC Public Warrants..., page 70

   2.                                                   We note your disclosure
that "Chenghe   s Sponsor, directors or officers, TCO or their
                                                        respective affiliates
may purchase SPAC Class A Ordinary Shares or SPAC Public
                                                        Warrants in privately
negotiated transactions or in the open market..." Please provide your analysis on how such
potential purchases would comply with Rule 14e-5.
   3. We note your disclosure here that "Any SPAC Public Shares held by or subsequently
 Yung-Peng Chang
FirstName LastNameYung-Peng      Chang
Semilux International Ltd.
Comapany
October 12,NameSemilux
            2023          International Ltd.
October
Page 2 12, 2023 Page 2
FirstName LastName
         purchased by Chenghe   s Sponsor, directors or officers, TCO or their
respective affiliates
         will not be voted in favor of the Business Combination Proposal and other proposals."
         Please reconcile this disclosure with your disclosure elsewhere in your registration statement that your Sponsor, officers and directors have agreed to "vote any founder shares held by them and any public shares purchased during or after our initial public offering (including in open market and privately-negotiated transactions) in favor of
         [y]our initial business combination."
Background of the Business Combination, page 96

4. Please revise to disclose the date when the Chenghe Board was presented with and review the financial projections prepared by TCO.
Summary of Financial and Valuation Analyses of TCO, page 105

5. We note your disclosure that the financial projections are based on numerous assumptions.
         Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. In this regard, we note that the financial projections forecast revenue growth of up to 5,000%
         compared to your revenues for 2022. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.
6. We note your disclosures that "The financial projections presented in this proxy statement constitute the entirety of the financial forecasts presented to the Chenghe Board," and that
         "Chenghe   s management and CCM considered and used the projected cash flows..."
         Please ensure that you have disclosed all of the projected financial information prepared by TCO.
Structure of the Business Combination, page 117

7. Please describe, here, and on your cover page, the effects and purpose of the Phase II
         Restructuring Agreements.
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 134

8. We note that it is intended that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code, respectively. Please file a tax opinion pursuant to
         Item 601(b)(8) regarding this material tax consequence.
Unaudited Pro Forma Condensed Consolidated Financial Information
Basis of Pro Forma Presentation, page 151

9.       You disclose that    the historical financial information has been
adjusted to give pro forma
         effect to events that are related and/or directly attributable to the Transactions, are factually supportable and are expected to have a continuing impact on the results of the
         combined company.    Please revise the disclosures and, if applicable,
the related pro forma
         adjustments to comply with the updated guidance in Article 11-02(a)(6) of Regulation S-
 Yung-Peng Chang
Semilux International Ltd.
October 12, 2023
Page 3
         X and Section II.D of SEC Release No. 33-10786.
Unaudited Pro Forma Combined Balance Sheet as of June 30, 2023, page 153

10. It appears to us that the adjustment to eliminate Class A ordinary shares subject to possible redemption of $122,727,000 should be labeled as Adjustment
(4). Please revise.
11. Under scenario 1, please revise Adjustment (4) to additional paid-in capital to disclose the gross amounts of the components that sum to the adjustment of $89,954,000.
Unaudited Pro Forma Combined Balance Sheet Adjustments, page 154

12. We refer to Adjustment (3) and remind you that estimated transaction costs to be incurred by the SPAC, related to the business combination, should be offset to accumulated deficit, as well as reflected as an expense in the pro forma statement of operations. Please revise your pro forma financial statements as applicable.
13.      Please address the following comments related to Adjustment (4):

                Please revise your footnote to disclose the assumed share price for each of the redemption scenarios.

                Please ensure that amounts disclosed in your footnote agree and/or sum to the adjustments to cash and additional paid-in capital. Additionally, given your presentation of Adjustment (4) in scenarios 1 and 2 appear to show cumulative adjustments, please revise your adjustments to cash and additional paid-in capital, under scenario 3, to show, rather, an incremental adjustment of approximately
              $33,346,000, reflecting the additional 3,126,108 shares assumed to be redeemed. It appears to us that these revisions would not change the last column of your pro forma balance sheet.
Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31,
2023, page 156

14.      Please revise the year of your pro forma statement of operations to say 2022.
15.      Please reconcile Chenghe   s historical weighted average shares
outstanding of redeemable
         ordinary shares, and its historical basic and diluted net income per ordinary share, with its statements of operations on page F-4.
16. Adjustment (1) reclassifies interest earned on investments held in the trust account to
FirstName LastNameYung-Peng Chang
       interest income. It appears to us that historical interest earned on investments held in the
Comapany
       trustNameSemilux
            account shouldInternational  Ltd.
                             be eliminated. This comment also applies to the
pro forma statement
       of operations for
October 12, 2023 Page 3  the six months  ended  June 30, 2023.
FirstName LastName
 Yung-Peng Chang
FirstName LastNameYung-Peng      Chang
Semilux International Ltd.
Comapany
October 12,NameSemilux
            2023          International Ltd.
October
Page 4 12, 2023 Page 4
FirstName LastName
COMPANY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Results of Operations, page 199

17. Revise your table to ensure each column presents the correct heading. For example, we note the overall heading reads "Comparison of Six Months Ended..." while the columns read "For the year ended..." Please revise.
TCO Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021, page 202

18. Please reconcile the last two line items of your table with the consolidated statements of operations and comprehensive (loss)/income on page F-41.
Exhibits

19. Please refile your exhibits in the proper text-searchable format. Please refer to Section
         5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T.
20.      We note your disclosure that "Central to the Company   s success is
its relationship with
         TSMC." Please tell us what consideration you gave to Item 601(b)(10) of Regulation S-K.
General

21. Please disclose, wherever applicable, the Sponsor and its affiliates' total potential ownership interest in the combined company, assuming the exercise and conversion of all securities, including the Private Placement Warrants.
22. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest wherever applicable and disclose whether it impacted your search for an acquisition target.
23.      Please update your disclosure, wherever applicable throughout your proxy
         statement/prospectus, that your Public Warrants have been delisted from NASDAQ and the risks and impacts this has on holders of your Public Warrants, including the obligations of the post-combination company.
24. Please provide pre- and post-merger organizational charts detailing your corporate structure and ownership prior to and after the merger.
25. We note the conditions to the proposed business combination between Chenghe and
         Semilux include provisions related to no material adverse effect having occurred. We also note that, as of September 21, Chenghe's Public Warrants have been delisted from the
         NASDAQ. Please disclose if and how this delisting was evaluated in terms of a material adverse effect having occurred and, if such delisting constitutes a material adverse effect, whether the SPAC will waive or has waived such a condition to closing in writing.
 Yung-Peng Chang
FirstName LastNameYung-Peng      Chang
Semilux International Ltd.
Comapany
October 12,NameSemilux
            2023          International Ltd.
October
Page 5 12, 2023 Page 5
FirstName LastName
26. Please revise to clarify how you calculated your maximum redemption scenario. In this regard, we note that, under the maximum redemption scenario, holders of 7,344,949 of your Class A Ordinary Shares may elect to redeem out 8,437,681 shares outstanding, and that, as of July 26, $90,299,208.49 remained in your Trust Account. Please contact Dale Welcome at 202-551-3865 or Melissa Gilmore at
202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing